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SEC FILE NUMBER
8-20747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/22 (MM/DD/YY) AND ENDING 09/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cape Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Ave
(No. and Street)

McDonough	GA	30253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	646-226-9300	phil@sinemetu.ne
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Road SE	Atlanta	GA	30339-3(
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James Webb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cape Securities Inc., as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULI A CONN NOTARY PUBLIC HENRY COUNTY, GEORGIA

Signature: [signature]

Title:
Chief Executive Officer

[signature]
Notary Public Henry County
Expires 2/7/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cape Securities, Inc

Financial Statements

For the Year Ended September 30, 2023

With

Report of Independent Registered Public Accounting Firm

Cape Securities, Inc

Contents
As of and for Year Ended September 30, 2023

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cape Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cape Securities, Inc. (the "Company") as of September 30, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

December 29, 2023
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Cape Securities, Inc

Statement of Financial Condition
September 30, 2023

ASSETS

Cash		247,602
Clearing deposit		101,445
Commissions receivable		190,519
Property and equipment, net of accumulated depreciation of $87,820		73
Due from clearing broker		17,236
Other receivable		45,000
Prepaid expenses and other assets		1,668
TOTAL ASSETS	$	603,543

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	13,421
Commissions payable		191,264
Reserve for Litigation		50,000
Due to related party		46,451
Deferred Revenue		12,007
TOTAL LIABILITIES		313,143

Stockholder's Equity

Common stock, $1 par value, 1,500,000 shares authorized		
230,000 shares issued and outstanding		230,000
Additional paid in capital		335,360
Retained earnings (deficit)		(274,960)
TOTAL STOCKHOLDER'S EQUITY		290,400
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	603,543

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc

Statement of Operations
For the Year Ended September 30, 2023

REVENUES:

Commissions	$ 3,464,389
Mutual fund fees	595,140
Private placements	65,099
Registered rep fee income	149,949
Interest income	88,079
Principal transactions	426
Other	102,706
Total revenues	4,465,788

EXPENSES:

Compensation and benefits	3,366,173
Clearance fees	91,134
Technology and communications	193,078
Occupancy and equipment	82,701
Other	587,748
Total expenses	4,320,834

NET INCOME	$ 144,954

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2023

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance at October 1, 2022	$230,000	$335,360	$(393,185)	$172,175
Net Income			$144,954	$144,954
Distributions			$(26,729)	$(26,729)
Balance at September 30, 2023	$230,000	$335,360	$(274,960)	$290,400

The accompanying notes are an integral part of these financial statements.

Cape Securities, Inc

Statement of Cash Flows
For the Year Ended September 30, 2023

OPERATING ACTIVITIES:

Net Income	$	144,954
Items which do not affect cash:		
Depreciation expense		306
Adjustments to reconcile net income to net cash provided by		
Operating Activities		
Changes in operating assets and liabilities		
Increase in commissions receivable		(75,143)
Increase in clearing deposit		(1,404)
Decrease in due from clearing broker		9,947
Increase in prepaid expenses and other assets		(480)
Decrease in other receivable		130,000
Decrease in Accounts payable and accrued expenses		(188,005)
Increase in commissions payable		55,435
Increase in due to related party		10,548
Decrease in deferred revenue		(4,230)
Increase in reserve for litigation		35,000
Net cash provided by operating activities		116,928
FINANCING ACTIVITIES		
Distributions		(26,729)
Net cash used by financing activities		(26,729)
NET INCREASE IN CASH		90,199
CASH AT BEGINNING OF YEAR		157,403
CASH AT END OF YEAR	$	247,602

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
September 30, 2023

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Cape Securities, Inc. (the "Company") is a registered broker dealer organized under the laws of the state of North Carolina in 1985. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

Cash: The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholder.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions Receivable: The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. The Company regularly reviews its commissions receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered necessary.

Notes to Financial Statements
September 30, 2023

Revenue Recognition: Revenue from contracts with customers includes commission and concession income and private placement revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Private placement revenue primarily consists of selling commissions and marketing allowance fees for the sale of interests in offerings. The Company recognizes private placement revenue upon the sale of each interest as this satisfies the only performance obligation identified by the company in accordance with this standard.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2023, the Company had net capital of $191,178 which was $170,302 above its required net capital of $20,876 and the percentage of aggregate indebtedness to net capital was 164%.

Notes to Financial Statements
September 30, 2023

NOTE C - RELATED PARTIES

The Company leases office premises from a related party for monthly rent payments that were equal to a total of approximately $60,600 under an administrative services agreement.

The Company has elected for all underlying classes of assets to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying assets that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term lease with a related party on a straight - line basis over the lease term.

Separately, the related party paid approximately $596,900 of payroll costs and approximately $154,400 of other costs incurred by the Company for which the related party was partially reimbursed by the Company pursuant to the administrative services agreement.

The due to related party at September 30, 2023 of $46,451 arises from an underpayment under the administrative services agreement with this entity.

The Company shares its errors and omissions insurance with other related entities pursuant to an informal arrangement. An affiliated Registered Investment Advisor pays all fees due under the policy for which it subsequently seeks reimbursement. The Company's allocated share of fees under this arrangement was equal to approximately $60,000 for the year ended September 30, 2023. There are no amounts due under this informal arrangement at September 30, 2023.

The Company entered into a services agreement with an affiliated insurance agency effective March 1, 2022. Pursuant to the agreement, the President of the affiliated insurance agency rendered licensing, compliance, and other administrative services to the Company for which the affiliated insurance agency was paid approximately $2,125 by the Company. There are no amounts due under this agreement at September 30, 2023.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE D – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Notes to Financial Statements
September 30, 2023

NOTE E – CLEARING BROKER & CLEARING AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities, which is refundable to the company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable and funds on deposit in various accounts.

NOTE F – CONTINGENCIES

At September 30, 2023, the Company is engaged in defending claims brought by customers. The Company establishes accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, the Company records the amount considered to be the best estimate within a range of potential losses that are both probable and estimable; however, if the Company cannot determine a best estimate, then the low end of the range of those potential losses is recorded. The actual costs of resolving legal actions may be substantially higher than the amounts accrued for those actions. Based on information currently available, the Company has accrued $50,000 for the low-end range of the expected cost to settle the matters.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2023

SCHEDULE I

TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	290,400
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Property and equipment, net		(73)
Commissions receivable, net		(52,481)
Prepaid expenses		(1,668)
Other receivable		(45,000)
NET CAPITAL	$	191,178
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	20,876
Excess net capital	$	170,302
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	159,864
AGGREGATE INDEBTEDNESS:	$	313,143
Percentage of aggregate indebtedness to net capital		164%

Reconciliation with Company's computation of Net Capital included in Part II of Form X-17A-5
as of September 30, 2023.

There is no significant difference between the net capital reported in Part II of Form X-17A-5,
as amended, as of September 30, 2023 and net capital as reported above.

SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

SCHEDULE III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cape Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cape Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cape Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Cape Securities, Inc. stated that Cape Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cape Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Cape Securities, Inc. also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Cape Securities, Inc. limits its other business activities to one or more of the following: (1) proprietary trading; (2) effecting securities transactions via subscriptions; and (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cape Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as well as in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

December 29, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



CAPE SECURITIES, INC'S EXEMPTION REPORT

Cape Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraphs (k)(2) (ii) of the Rule.

2) The Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2023, without exception.

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to one or more of the following: (1) proprietary trading; (2) effecting securities transactions via subscriptions; and (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Jim R Webb

Jim R. Webb, CEO
December 7, 2023

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Cape Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Cape Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Cape Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2023. Cape Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Cape Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Cape Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

December 29, 2023
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC